Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

POTENTIAL NON-EXEMPT CONNECTED TRANSACTIONS

(1) POTENTIAL EXERCISE OF PRE-EMPTIVE RIGHT AND FURTHER SUBSCRIPTION BY DATANG

AND

(2) RELEASE OF DATANG FROM LOCK-UP RESTRICTION

PRE-EMPTIVE RIGHT OF TSMC

Reference is made to the Company’s announcement dated 10 November 2008 relating to, amongst other things, the entering into of the Share Purchase Agreement pursuant to which Datang agreed to subscribe through a Hong Kong incorporated subsidiary 3,699,094,300 Shares for a total purchase price of US$171.8 million, a lock-up restriction not to transfer such Shares for a period of two years from the Closing Date without the written consent of the Company, and the grant of an anti-dilution pre-emptive right by the Company in case of an issue of new Shares by the Company. Completion of the subscription took place on 24 December 2008, as a result of which Datang holds an approximately 15.24% interest in the Company and has since become a Connected Person of the Company.

The Company is currently contemplating a placing of new Shares and has been informed by Datang that it would be interested in exercising its pre-emptive right. Datang has also indicated to the Company that it wishes to subscribe for further Shares in addition to the portion representing its pre-emptive right, in total (inclusive of such further Shares as well as the pre-emptive right portion) amounting up to an aggregate of approximately US$100 million. At the same time, Datang has sought from the Company a release from the lock-up restriction, which the Company is in principle willing to grant, subject to the completion of Datang’s above subscription in relation to the exercise of its pre-emptive right and subscription for further Shares. The Company has been informed by Datang that it continues to view its holding in the Company as a long term and strategic investment, and that it will not dispose of the Shares currently held by it in any significant way.

As Datang is a substantial shareholder of the Company and is thus a connected person, any subscription of shares of the Company by Datang and amendment of the Share Purchase Agreement to release Datang from its lock-up restriction will constitute connected transactions of the Company and will be subject to independent shareholders’ approval under the Listing Rules.

Reference is also made to the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement, pursuant to which, in case of any issue of new Shares, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of new Shares being issued, with completion of any such Share issue to TSMC upon any exercise of its pre-emptive right to be further subject to the receipt of any required regulatory approvals. The Company has notified TSMC of the potential placing of new Shares for the above purpose.

INTRODUCTION

Reference is made to the Company’s announcement dated 10 November 2008 relating to, amongst other things, the entering into of the Share Purchase Agreement pursuant to which Datang agreed to subscribe through a Hong Kong incorporated subsidiary 3,699,094,300 Shares for a total purchase price of US$171.8 million, a lock-up restriction not to transfer such Shares for a period of two years from the Closing Date without the prior written consent of the Company, and the grant of an anti-dilution pre-emptive right by the Company in case of a proposed issue of new Shares by the Company. Completion of the subscription took place on 24 December 2008, as a result of which Datang held an approximately 15.24% interest in the Company and has since become a Connected Person of the Company.

POTENTIAL EXERCISE OF PRE-EMPTIVE RIGHT AND FURTHER SUBSCRIPTION BY DATANG

The Company is currently contemplating a placing of new Shares and has been informed by Datang that it would be interested in exercising its pre-emptive right fully pursuant to the Share Purchase Agreement to subscribe for such number of Shares as will result in its percentage shareholding in the Company not being diluted by such placing. Datang has also indicated to the Company that it wishes to subscribe for further Shares in addition to the portion representing its pre-emptive right, in total (inclusive of such further Shares as well as the pre-emptive right portion) amounting up to an aggregate of approximately US$100 million. Datang’s exercise of its pre-emptive right to subscribe for Shares and subscription of further Shares will be on the same terms and conditions of the potential placing except for the condition relating to the obtaining of the approval of independent shareholders and the necessary governmental approval.

POTENTIAL WAIVER OF LOCK-UP RESTRICTION

As disclosed in the Company’s announcement dated 10 November 2008, pursuant to the Share Purchase Agreement, Datang is required not to transfer any Datang Shares without the prior written consent of the Company for a period of two years from the Closing Date of 24 December 2008.

Datang has sought from the Company a release from the above lock-up restriction, which the Company is in principle willing to grant, subject to the completion of Datang’s above subscription in relation to the exercise of its pre-emptive right and subscription for further Shares.

The Company has been informed by Datang that it continues to view its holding in the Company as a long term and strategic investment, and that it will not dispose of the Shares currently held by it in any significant way.

IMPLICATIONS UNDER THE LISTING RULES

As Datang is a substantial shareholder of the Company and is thus a connected person, any subscription of shares of the Company by Datang and amendment of the Share Purchase Agreement to release Datang from its lock-up restriction will constitute connected transactions of the Company and will be subject to independent shareholders’ approval under the Listing Rules. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang regarding the above matters.

PRE-EMPTIVE RIGHT OF TSMC

Reference is made to the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Shares constituting 7.37 per cent. of the enlarged issued share capital of the Company.

Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new Shares, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new Shares being issued equivalent to the percentage of the issued share capital of the Company then beneficially owned by TSMC prior to the issue of the new Shares. TSMC’s pre-emptive right is applicable to the placing of the new Shares, to Datang’s potential exercise of its pre-emptive right to subscribe for Shares in connection with the potential placing and to any subscription of further Shares by Datang. Pursuant to the TSMC Share and Warrant Issuance Agreement, completion of any such Share issue to TSMC upon exercise of its pre-emptive right will be further subject to receipt of any required regulatory approvals. TSMC’s exercise of its pre-emptive right to subscribe for Shares in connection with the potential placing and Datang’s potential exercise of its pre-emptive right and subscription for further Shares will be on the same terms and conditions of the potential placing (except for the condition relating to the obtaining of the necessary governmental approval) and the potential Datang subscription stated above (as applicable), respectively.

The Company has notified TSMC of the potential placing of new Shares and Datang’s potential exercise of its pre-emptive right and subscription for further Shares in accordance with the terms of the TSMC Share and Warrant Issuance Agreement for the above purpose and will provide TSMC with a final notice confirming the number of placing shares successfully placed and the number of shares further subscribed by Datang. Pursuant to the TSMC Share and Warrant Issue Agreement, TSMC is deemed to have elected not to exercise the pre-emptive right with respect to its pro rata portion of the new Shares pursuant to the TSMC Share and Warrant Issuance Agreement if it does not respond to the final notice within ten (10) Business Days following the date thereof. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

GENERAL
This announcement is made pursuant to Rule 13.09(1) of the Listing Rules. The Company is principally engaged in semiconductor manufacturing and sale thereof. Datang is a subsidiary of Datang Telecom Technology & Industry Group headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC. UNITED STATES SECURITIES LAW MATTERS The new Shares have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States or to US persons (as defined in the US Securities Act) unless the securities are registered under the US Securities Act, or an exemption from the registration requirements of the US Securities Act is available. There will be no public offering of the new Shares in the United States. This announcement does not constitute an offer of any securities for sale.
DEFINITIONS In this announcement the following words have the following meanings unless the context requires otherwise:
“Board”	the board of Directors
“Business Day”	any day which is not a Saturday, Sunday or a public holiday in Taiwan, Hong Kong or PRC
“Closing Date”	the date of Completion
“Company”
Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability and the Shares and American Depositary Shares of which are listed on the Stock Exchange and the New York Stock Exchange, respectively

“Completion”	the completion of the allotment and issue of the Datang Shares under the Share Purchase Agreement
“Connected Person”	has the meaning ascribed thereto under rule 1.01 of the Listing Rules, as modified by rules 14A.11 and 14A.12 of the Listing Rules
“Datang”	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws
“Datang Shares”	3,699,094,300 Shares issued by the Company to Datang pursuant to the Share Purchase Agreement
“Directors”	directors of the Company
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“PRC”	the People’s Republic of China, for the purpose of this announcement, not including Hong Kong, the Macau Special Administrative Region of the PRC, and Taiwan
“Shares”	ordinary shares of par value US$0.0004 each in the capital of the Company
“Share Purchase Agreement”
the share purchase agreement dated 6 November 2008 entered into between the Company and Datang whereby Datang agreed to subscribe through a Hong
Kong incorporated company for, and the Company agreed to allot and issue, the Datang Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“TSMC”	Taiwan Semiconductor Manufacturing Company, Ltd.
“TSMC Share and Warrant Issuance Agreement”	the share and warrant issuance Agreement dated 9 November 2009 between the Company and TSMC
“US Securities Act”	United States Securities Act of 1933, as amended
“US$”	United States dollar, the lawful currency of the United States

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Wednesday, 7 July 2010